SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amer Sports, Inc.

(Name of Issuer)

Ordinary shares, par value EUR 0.10 per ordinary share

(Title of Class of Securities)

G0260P102

(CUSIP Number)

Dennis J. Wilson

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

604-737-7232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,017,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,017,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,017,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Amer Sports Holding (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,093,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,093,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,093,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,093,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,093,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,093,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS IVIVA Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,923,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,923,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,923,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,923,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,923,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,923,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,017,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,017,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,017,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value EUR 0.10 per ordinary share (the “Ordinary Shares”) of Amer Sports, Inc. (the “Issuer”), a Cayman Islands entity having a principal executive office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 2.	Identity and Background.

(a) Dennis J. Wilson, a Canadian citizen;

Amer Sports Holding (Cayman) Limited, an exempted company incorporated in the Cayman Islands (“Amer Sports Holdings”). Anamered Investments Inc., a company controlled by Mr. Wilson, is the sole shareholder of Amer Sports Holdings.

Anamered Investments Inc., a British Virgin Islands company (“Anamered”). Mr. Wilson controls Anamered.

IVIVA Holdings Ltd., a British Columbia corporation (“IVIVA”). Mr. Wilson controls IVIVA.

LIPO Investments (USA) Inc., a British Columbia corporation (“LIPO”). Mr. Wilson controls LIPO.

Five Boys Investments ULC, a British Columbia corporation (“Five Boys”). Mr. Wilson controls Five Boys.

Mr. Wilson, Amer Sports Holdings, Anamered, IVIVA, LIPO and Five Boys are collectively referred to as the “Reporting Persons”.

(b) The business address of each of Mr. Wilson, Anamered, IVIVA, LIPO and Five Boys is:

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

The business address of Amer Sports Holdings is:

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9008 Cayman Islands

Information regarding each director and executive officer of each of Amer Sports Holdings, Anamered, IVIVA, LIPO and Five Boys is set forth on Schedule I attached hereto.

(c) Mr. Wilson is engaged in a range of private investment and philanthropic endeavors.

Each of Amer Sports Holdings, Anamered, IVIVA, LIPO and Five Boys is a holding company.

(d) During the past 5 years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past 5 years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), on February 28, 2022 Amer Sports Holdings entered into a share subscription agreement with the Issuer, pursuant to which Amer Sports Holdings acquired 115,220,744 class A voting shares of the Issuer in exchange for 100% of the shares it held in the Issuer’s wholly-owned subsidiary, Amer Sports HK. On March 11, 2019 Anamered invested in Amer Sports Holdings for approximately €550,000,000 in cash available for investments. In connection with the IPO, the class A voting shares of the Issuer were reclassified into Ordinary Shares and the Issuer effected a share split of 3.3269-for-1, resulting in Amer Sports Holdings holding 383,327,896 Ordinary Shares. On February 8, 2024, Amer Sports Holdings distributed 304,233,940 Ordinary Shares to certain of its stockholders, resulting in Anamered remaining as the sole shareholder of Amer Sports Holdings, which currently holds the remaining 79,093,956 shares that were not distributed.

On February 5, 2024, at the closing of the IPO, IVIVA purchased 24,923,076 Ordinary Shares for $13.00 per share for an aggregate purchase price of $323,999,988. IVIVA’s payment of the aggregate purchase price was funded by capital contributions by its investor.

Item 4.	Purpose of Transaction.

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares for investment purposes.

In connection with the IPO, the Issuer adopted its second amended and restated memorandum and articles of association (the “Articles of Association”) and Anamered and the Issuer entered into a Nomination Agreement (the “Nomination Agreement”), both providing that Anamered has the right to nominate a director of the Issuer, subject to the satisfaction of certain conditions set forth therein, including the beneficial ownership by Anamered and its affiliates of at least 10% of the Issuer’s Ordinary Shares. Shares beneficially owned by Mr. Wilson, including the shares held in the name of Amer Sports Holdings and IVIVA, will be included in such determination.

The description of the Articles of Association and the Nomination Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to forms of such documents, which are filed as exhibits hereto and incorporated by reference herein.

The Reporting Persons expect to review from time to time the investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional Ordinary Shares in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or other securities now beneficially owned or hereafter acquired; (iii) propose one or more directors for the Issuer’s board of directors, including pursuant to the Nomination Agreement; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Mr. Wilson serves as a member of the board of directors of the Issuer (the “Board”) and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Calculation of the percentage of Ordinary Shares beneficially owned assumes that there were 505,249,607 Ordinary Shares outstanding as of February 12, 2024, following the closing of the Issuer’s IPO (including the exercise in full by the underwriter of the over-allotment option), based on information set forth in the prospectus on Form 424B4 filed by the Issuer on February 2, 2024.

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Amer Sports Holdings directly owns 79,093,956 Ordinary Shares and IVIVA directly owns 24,923,076 Ordinary Shares. Anamered is the sole shareholder of Amer Sports Holdings and as such, Anamered may be deemed to beneficially own the Ordinary Shares directly held by Amer Sports Holdings; LIPO is the sole shareholder of IVIVA and may be deemed to beneficially own the Ordinary Shares directly held by IVIVA; Five Boys is the sole shareholder of Anamered and the owner (directly and indirectly) of LIPO and as such may be deemed to beneficially own the Ordinary Shares beneficially owned by Anamered and LIPO; Mr. Wilson controls Five Boys and may be deemed to beneficially own the Ordinary Shares beneficially owned by Five Boys.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares.

Any beneficial ownership of Ordinary Shares by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 of the Schedule 13D is incorporated herein by reference.

In connection with the IPO, Amer Sports Holdings entered into a Registration Rights Agreement (the “Registration Rights Agreement”) whereby Amer Sports Holdings is entitled to customary demand and “piggyback” registration rights of the Ordinary Shares. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

Except as set forth in Item 4 of this Schedule 13D and the foregoing, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Form of Nomination Agreement (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 4, 2024).

Exhibit 3	Form of Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 4, 2024).

Exhibit 4	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 4, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2024

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

AMER SPORTS HOLDING (CAYMAN) LIMITED

By:	/s/ Nilani Perera
Name:	Nilani Perera
Title:	Director

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

IVIVA HOLDINGS LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

Schedule I

The name, citizenship, principal occupation and number of Ordinary Shares of each director and executive officer of each of Amer Sports Holding (Cayman) Limited, Anamered Investments Inc., IVIVA Holdings Ltd., LIPO Investments (USA), Inc. and Five Boys Investments ULC is listed below (other than for Mr. Wilson, whose beneficial ownership is set forth in the Schedule 13D). The address for each of Mr. Wilson and Mr. Gaede is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. The address for each of Mr. O’Dolan, Ms. Perera and Mr. Manning is c/o Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. The address for each other person listed below is 600-21 Water Street, Vancouver, BC V6B 1A1.

Amer Sports Holding (Cayman) Limited Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D

Jason Gaede	President at Hold It All Inc.	United States	9,375

Robert O’Dolan	Independent Director	Ireland	Zero

Nilani Perera	Independent Director	New Zealand	Zero

Steven Manning	Independent Director	Ireland	Zero

Anamered Investments Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D

Shannon Wilson	Investor and Philanthropist	Canada	Zero

Jason Gaede	President at Hold It All Inc.	Canada	9,375

Stephanie Billingsley	Controller at Hold It All Inc.	Canada	3,125

IVIVA Holdings Ltd. Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D

Jason Gaede	President at Hold It All Inc.	Canada	9,375

LIPO Investments (USA), Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D

Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Jason Gaede	President at Hold It All Inc.	Canada	9,375

Stephanie Billingsley	Controller at Hold It All Inc.	Canada	3,125

Five Boys Investments ULC Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D

Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned

Jason Gaede	President at Hold It All Inc.	Canada	9,375

Stephanie Billingsley	Controller at Hold It All Inc.	Canada	3,125